Exhibit 99.1

voxeljet AG Reports Financial Results for the Third Quarter Ended September 30, 2020

Friedberg, Germany, November 12, 2020 — voxeljet AG (NASDAQ: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the third quarter ended September 30, 2020.

Highlights - Third Quarter 2020 compared to the Third Quarter 2019

●	Total revenues for the third quarter increased 10.6% to kEUR 4,908 from kEUR 4,436
●	Gross profit margin increased to 32.7% from 19.5%
●	Systems revenues increased 64.2% to kEUR 2,686 from kEUR 1,636
●	Services revenues decreased 20.6% to kEUR 2,222 from kEUR 2,800
●	Lowered full year revenue guidance to between kEUR 20,700 and kEUR 22,700
●	Revenue for the fourth quarter of 2020 is expected to be in the range of kEUR 8,000 to kEUR 10,000.

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “We have reached three significant milestones with VJET X and the new, large High Speed Sintering (“HSS”) 3D printer over the last months: first, we received the follow-up orders for three additional VJET X units. The order comes as part of a frame contract concluded in 2018 between us and our partners and a premium German car maker. Second, just recently, we received the pre-acceptance from the car maker and our partners for the first two units, which were installed in 2019. We expect to recognize revenue for the first batch of five VJET X units mid-2021. Third, in HSS, we have found a clever and self-adjusting solution to address the challenge of having a stable temperature across a large powder bed: we have filed an IP accordingly. First printing tests on the large HSS printer were successful and we are extremely excited about the new opportunities and markets we plan to address with it.”

Three Months Ended September 30, 2020 Results

Revenues for the third quarter of 2020 increased by 10.6% to kEUR 4,908 compared to kEUR 4,436 in the third quarter of 2019.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 64.2% to kEUR 2,686 in the third quarter of 2020 from kEUR 1,636 in last year’s third quarter. The Company sold two used and refurbished 3D printers in the third quarter of 2020 compared to three new 3D printers in last year’s third quarter. Revenue from the sale of 3D printers significantly increased due to the product mix, as we sold larger scale platforms in the third quarter of 2020 as opposed to smaller platforms in the comparative period. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues increased in the third quarter year over year, which reflects the higher installed base of 3D printers in the market and the associated growth in aftersales activities, although we were not able to achieve the targeted numbers. Revenues from the sale of 3D printers as well as Systems-related revenues were still impacted by the economic slow-down due to the ongoing global pandemic of COVID-19 disease (“the COVID-19 situation”). We were not able to perform all of the installations of 3D printers, which were scheduled for the third quarter of 2020 due to reimpositions of travel restrictions and shutdowns with the resurgence of COVID-19 cases in countries where our clients are located. As a consequence, we were not able to recognize revenue on those transactions. The same issues limited our ability to perform service and maintenance visits world wide, which also adversely affected our opportunities to recognize revenue. As many of our clients have reduced their production activities, the demand for consumables as well as spare and wear parts was on a lower level than expected, nevertheless we saw a recovery of demand compared to the prior two quarters in 2020. Systems revenues represented 54.7% of total revenues in the third quarter of 2020 compared to 36.9% in last year’s third quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, decreased 20.6% to kEUR 2,222 in the third quarter of 2020 from kEUR 2,800 in the comparative period of 2019. This was mainly due to lower revenue contributions from our subsidiary voxeljet America Inc. (“voxeljet America”) related to the COVID-19 situation leading to a significant decrease in demand from our clients in North America. In addition, revenues from our subsidiary voxeljet UK Ltd. (“voxeljet UK”) significantly decreased. This was related to the close down of our service center in the United Kingdom in the fourth quarter of 2019 in the course of our restructuring, which started in the third quarter of 2019. For the German operation as well as for our subsidiary voxeljet China Co. Ltd. (“voxeljet China”), we saw a considerable market recovery in the third quarter of 2020 compared to the second quarter of 2020. Demand from our clients and associated revenues were approximately on the same level as last year’s third quarter.

Cost of sales were kEUR 3,301 for the third quarter of 2020 compared to kEUR 3,571 for the third quarter of 2019.

Gross profit and gross profit margin were kEUR 1,607 and 32.7%, respectively, in the third quarter of 2020 compared to kEUR 865 and 19.5% in the third quarter of 2019.

Gross profit for our Systems segment increased to kEUR 1,060 in the third quarter of 2020 from kEUR 357 in third quarter of 2019. Gross profit margin for this segment increased to 39.5% in the third quarter of 2020 compared to 21.8% in the third quarter of 2019. This was mainly due to higher gross profit and gross profit margin from the sale of 3D printers due to a more favorable product mix. But also gross profit and gross profit margin from Systems-related revenues slightly increased due to the product mix.

Gross profit for our Services segment slightly increased to kEUR 547 in the third quarter of 2020 compared to kEUR 508 in the third quarter of 2019. Gross profit margin for this segment significantly increased to 24.6% in the third quarter of 2020 from 18.1% in the third quarter of 2019. This was mainly due to neutral gross profit as well as gross profit margin contribution from voxeljet UK, as a result of the close down of our service center in the United Kingdom that began in the last year’s third quarter, accompanied by negative contributions. Further, gross profit and gross profit margin contribution from the German operation improved due to cost savings measures implemented as a consequence of the COVID-19 situation. Regarding voxeljet America, the decrease in revenues quarter over quarter led to a lower utilization of the American service center, resulting in significantly lower gross profit and gross profit margin contribution. Gross profit as well as gross profit margin contribution from voxeljet China slightly improved quarter over quarter.

Selling expenses were kEUR 1,295 for the third quarter of 2020 compared to kEUR 1,687 in the third quarter of 2019. Despite an increase in revenues, we recorded a decrease in selling expenses which was mainly due to lower selling expenses from voxeljet UK as a result of the successful restructuring, which started in the last year’s third quarter. In addition, we incurred lower expenses for travelling, trade fairs and exhibitions related to the COVID-19 situation and the associated global restrictions. Usually distributions expenses like shipping and packaging costs are a main driver of the selling expenses and can vary from quarter to quarter depending on quantity and types of products sold, as well as the destinations of where those goods are being delivered.

Administrative expenses were kEUR 1,477 for the third quarter of 2020 compared to kEUR 1,567 in the third quarter of 2019. The decrease was mainly due to significantly lower administrative expense from voxeljet UK as a result of the completed restructuring. This was partially offset by higher consulting fees related to the voluntary transfer of the listing of our American Depositary Shares (“ADSs”) from The New York Stock Exchange (the “NYSE”) to the NASDAQ Capital Market (“NASDAQ”) in August 2020, as previously disclosed in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

Research and development (“R&D”) expenses decreased to kEUR 1,482 in the third quarter of 2020 from kEUR 1,888 in the third quarter of 2019. The decrease of kEUR 406 was mainly due to lower personnel expenses as well as lower material consumption. Those expenses can vary from quarter to quarter and are usually driven by the different project types and phases.

Other operating expenses in the third quarter of 2020 were kEUR 590 compared to kEUR 36 in the prior year period. This was mainly due to higher losses from foreign currency transactions of kEUR 570 for the third quarter of 2020 compared to kEUR 22 for the third quarter of 2019.

Other operating income was kEUR 223 for the third quarter of 2020 compared to kEUR 787 in the third quarter of 2019. The decrease was mainly due to lower gains from foreign currency transactions, which decreased to kEUR 109 for the third quarter of 2020, compared to kEUR 642 in the last year’s third quarter.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 3,014 in the third quarter of 2020, compared to an operating loss of kEUR 3,526 in the comparative period in 2019. This was mainly related to the significant improvement in gross profit in the third quarter of 2020 compared to the third quarter of 2019. In addition, operating expenses within all functions decreased quarter over quarter, especially within the sales and marketing and R&D functions. This was partially offset by a negative net impact from other operating expenses and other operating income amounting to kEUR 367 for the third quarter of 2020 compared to a positive net impact amounting to kEUR 751 for the third quarter of 2019.

Financial result was negative kEUR 928 in the third quarter of 2020, compared to a financial result of negative kEUR 141 in the comparative period in 2019. This was mainly related to higher finance expenses related to the revaluation of derivative financial instruments, amounting to kEUR 481, compared to a finance income of kEUR 74 in the third quarter of 2019. The derivative financial instruments are revalued on each balance sheet date, with changes in the fair value between reporting periods recorded within financial result of the consolidated statements of comprehensive loss. An increase in our share price results in a finance expense, while a decrease leads to a finance income. Interest expense included interest from long term debt with other financial institutions which amounted to kEUR 486 for the third quarter of 2020, compared to kEUR 254 in the comparative period in 2019. The increase is mainly related to the draw down of the second tranche of the loan granted by the European Investment Bank (“EIB”) under the Finance Contract in June 2020 amounting to kEUR 5,000. This second tranche includes both, a Performance Participation Interest (PPI), accounted for separately as derivative financial instruments (included within the revaluation mentioned above) and also a fixed interest, which is recorded as interest from long term debt.

Net loss for the third quarter of 2020 was kEUR 4,035 or EUR 0.82 per share, as compared to net loss of kEUR 3,735, or EUR 0.76 per share, in the third quarter of 2019.

Effective August 14, 2020, we changed the ratio of our American Depositary Shares (“ADSs”) to ordinary shares from each ADS representing one-fifth (1/5) of one ordinary share (5:1) to each ADS representing one ordinary share (1:1). Based on a conversion rate of one ADSs per ordinary share, net loss was at EUR 0.82 per ADS for the third quarter of 2020, compared to a net loss of EUR 0.15 per ADS for the third quarter of 2019, based on a conversion rate of five ADSs per ordinary share. Earnings per share is computed by dividing net income attributable to stockholders of the parent by the weighted-average number of ordinary shares outstanding during the periods. Earnings per ADS is calculated by dividing the above earnings per share by one (before August 14, 2020: five) as each ordinary share represents one (before August 14, 2020: five) ADS(s).

Nine Months Ended September 30, 2020 Results

Revenues for the nine months ended September 30, 2020 decreased by 15.6% to kEUR 12,708 compared to kEUR 15,051 in the prior year period.

Systems revenues were kEUR 5,862 for the first nine months of 2020 compared to kEUR 6,180 for the same period last year. The Company sold two new and three used and refurbished 3D printers during the first nine months of 2020, compared to seven new and one used and refurbished 3D printer in the prior year period. Although, the Company sold a smaller number of units, revenue from the sale of 3D printers slightly increased due to the product mix, as we sold larger scale platforms in the first nine months of 2020 as opposed to smaller platforms in the comparative period in 2019. Nevertheless, the COVID-19 situation, including resurgence of COVID-19 cases and the reimpositions of travel restrictions or even shutdowns in countries where our clients are located, prohibited us from performing all of the scheduled installations of 3D printers. Therefore, we were not able to recognize revenue on those transactions. Systems revenues also include revenues from consumables, spare parts and maintenance. Also, those Systems-related revenues were significantly impacted by the COVID-19 situation, as the performance of service visits was limited in many regions of the world, which made it impossible to fulfill our maintenance schedule. Further, we experienced lower demand for consumables and spare parts in the first nine months of 2020, as our clients have reduced their production activities, especially in the second quarter of 2020. All those matters led to a decrease in Systems-related revenues. In the third quarter of 2020, demand for consumables and spare parts substantially recovered compared to the prior two quarters in 2020. Systems revenues represented 46.1% of total revenue for the nine months ended September 30, 2020 compared to 41.1% for the same period in the prior year.

Services revenues were kEUR 6,846 for the nine months ended September 30, 2020 compared to kEUR 8,871 for the same period last year. This decrease of 22.8% was mainly due to significantly lower revenue contributions from our subsidiary voxeljet America Inc. (“voxeljet America”), related to the COVID-19 situation, leading to a significant decrease in demand from our clients. We incurred similar impacts for the German service center, where revenues also decreased, although not as strong as in the US. Revenue contribution from our subsidiary voxeljet UK Ltd. (“voxeljet UK”) significantly decreased. This was related to the close down of our service center in the United Kingdom in the fourth quarter of 2019 in the course of our restructuring, which started in the third quarter of 2019. Also, revenues from our subsidiary voxeljet China Co. Ltd. (“voxeljet China”) were impacted by the economic slow-down due to COVID-19 and therefore slightly decreased.

Cost of sales for the nine months ended September 30, 2020 were kEUR 8,931, a decrease of kEUR 1,816, over cost of sales of kEUR 10,747 for the same period in 2019.

Gross profit and gross profit margin for the nine months ended September 30, 2020 were kEUR 3,777 and 29.7%, respectively, compared to kEUR 4,304 and 28.6% in the prior year period.

Gross profit for our Systems segment increased to kEUR 2,040 for the nine months ended September 30, 2020 from kEUR 1,717 in the same period in 2019. Also, gross profit margin for this segment improved to 34.8% compared to 27.8% for the prior year period. This was related to a more favorable product mix, especially regarding Systems-related revenues, but also regarding revenues from the sale of 3D printers, as larger scale platforms usually provide higher gross profit (margins) compared to smaller platforms.

Gross profit for our Services segment decreased to kEUR 1,737 for the nine months ended September 30, 2020 from kEUR 2,587 in the same period of 2019. The gross profit margin for this segment decreased to 25.4% for the first nine months of 2020 from 29.2% in the same period in 2019. This was mainly related to significantly lower gross profit as well as gross profit margin contribution from our American service center, as a result of lower utilization in line with the decrease in revenues. Gross profit as well as gross profit margin contribution from our German service center slightly improved year over year in spite of the decline in revenues, due to cost savings measures implemented as a consequence of the COVID-19 situation. Gross profit and gross profit margin contribution from voxeljet China remained almost unchanged.

Selling expenses were kEUR 4,136 for the nine months ended September 30, 2020 compared to kEUR 5,125 in the same period in 2019. The year over year decrease is mainly due to lower distribution expenses corresponding to the decrease in revenues. Shipping and packaging expenses as a main driver of the selling expenses could vary from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered.

Further, selling expenses from voxeljet UK significantly decreased as a result of the successful restructuring, which started in the last year’s third quarter. In addition, we incurred lower expenses for travelling, trade fairs and exhibitions related to the COVID-19 situation and the associated global restrictions.

Administrative expenses slightly increased by kEUR 103 to kEUR 4,694 for the first nine months of 2020 from kEUR 4,591 in the prior year’s period. The increase was mainly due to higher unexpected advisor fees in the second quarter of 2020, mainly related to the Audit Committee Investigation as previously disclosed in the Company’s SEC filings. This was largely offset by significantly lower administrative expense from voxeljet UK as a result of the completed restructuring.

R&D expenses decreased to kEUR 4,737 for the nine months ended September 30, 2020 from kEUR 5,295 in the same period in 2019, a decrease of kEUR 558. The decrease was mainly due to lower personnel expenses as well as lower material consumption. Those expenses can vary from quarter to quarter and are usually driven by the different project types and phases.

Other operating expenses for the nine months ended September 30, 2020 were kEUR 1,958 compared to kEUR 422 in the prior year period. This was mainly due to higher losses from foreign currency transactions amounting to kEUR 1,859 for the nine months ended September 30, 2020 compared to kEUR 395 in the prior year’s period.

Other operating income was kEUR 1,258 for the nine months ended September 30, 2020 compared to kEUR 1,468 in the prior year period. The decrease was mainly due to lower gains from foreign exchange transactions amounting to kEUR 489 for the nine months ended September 30, 2020 compared to kEUR 1,088 for the comparative period in 2019. This was partially offset by a government grant received by voxeljet America in April 2020 from the United States Small Business Administration (“SBA”) under the COVID-19 funding program amounting to kEUR 295. The full amount was recognized in profit and loss, in the second quarter of 2020, as the related costs for which the grant is intended to compensate, occurred in this period and we assume that we comply with the conditions of the funding. The assessment of SBA whether we are in compliance with the conditions, has not been performed yet.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 10,490 in the nine months ended September 30, 2020 compared to an operating loss of kEUR 9,661 in the comparative period in 2019. This was primarily driven by the net impact from other operating expenses and other operating income amounted to kEUR 700 negative for the nine months ended September 30, 2020, compared to kEUR 1,046 positive for the nine months ended September 30, 2019. In addition, gross profit decreased significantly, while administrative expenses slightly increased compared to the nine months ended September 30, 2019. This was partially offset by lower operating expenses within the functions sales and marketing and R&D for the nine months ended September 30, 2020 compared to the last year’s same period.

Financial result was negative kEUR 1,119 for the nine months ended September 30, 2020, compared to a financial result of negative kEUR 487 in the comparative period in 2019. This was mainly due to higher interest expense for long-term debt which amounted to kEUR 1,094 in the nine months ended September 30, 2020, compared to kEUR 745 for the nine months ended September 30, 2019. This increase is mainly due to the fixed interest related to the second tranche of the loan granted by the European Investment Bank (“EIB”) under the Finance Contract in June 2020 amounting to kEUR 5,000, which has been drawn down in June 2020. Finance income and expense related to the revaluation of derivative financial instruments amounted to kEUR 486 and kEUR 394, respectively for the nine months ended September 2020, compared to a finance income and expense of kEUR 133 and kEUR 0, respectively in the last year’s same period.

Net loss for the nine months ended September 30, 2020 was kEUR 11,759, or EUR 2.41 per share, as compared to net loss of kEUR 10,271, or EUR 2.09 per share in the prior year period.

Effective August 14, 2020, we changed the ratio of our American Depositary Shares (“ADSs”) to ordinary shares from each ADS representing one-fifth (1/5) of one ordinary share (5:1) to each ADS representing one ordinary share (1:1). Based on a conversion rate of one ADSs per ordinary share, net loss was EUR 2.41 per ADS for the nine months ended September 30, 2020, compared to net loss of EUR 0.42 per ADS in the prior year period, based on a conversion rate of five ADSs per ordinary share.

Business Outlook

Our revenue guidance for the fourth quarter of 2020 is expected to be in the range of kEUR 8,000 to kEUR 10,000. We lowered full year revenue guidance to between kEUR 20,700 and kEUR 22,700 from kEUR 26,000 to kEUR 30,000, mainly due to reimpositions of travel restrictions and closings in countries where our clients are located which caused further delays in scheduled 3D printer installations.

For gross profit margin, we expect gross profit margin to be above 40% for the fourth quarter of 2020 rather than for the full year and adjusted EBITDA to be neutral-to-positive also for the fourth quarter of 2020 rather than for the second half of the year ending December 31, 2020. Those changes are a result of lower than expected gross profit for the third quarter of 2020. For full year guidance, we expect:

-	Full year revenue is expected to be in the range of kEUR 20,700 to kEUR 22,700
-	Gross profit margin for the fourth quarter of 2020 is expected to be above 40%
-	Operating expenses for the full year are expected as follows: selling and administrative expenses are expected to be in the range of kEUR 13,000 to kEUR 13,250 and R&D expenses are projected to be between approximately kEUR 5,750 and kEUR 6,250. Depreciation and amortization expense is expected to be between kEUR 3,500 and kEUR 3,750.
-	Adjusted EBITDA for the fourth quarter of 2020 is expected to be neutral-to-positive. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other operating (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries.
-	Capital expenditures are projected to be in the range of kEUR 500 to kEUR 1,000, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at September 30, 2020 was kEUR 9,445, which represents eleven 3D printers. This compares to a backlog of kEUR 2,792 representing three 3D printers, at December 31, 2019. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer, as well as the timing of customers’ requested deliveries.

At September 30, 2020, we had cash and cash equivalents of kEUR 5,975 and held kEUR 2,922 of investments in bond funds, thereof kEUR 2,000 restricted, which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the third quarter 2020 on Friday, November 13, 2020 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG Third Quarter 2020 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13712044. The recording will be available for replay through November 20, 2020.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.on24.com/wcc/r/2628507/D88FE2EA4FC838A12B6DE062756F809A at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Non-IFRS Measure

Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries. We are unable to reasonably estimate the potential full-year financial impact of foreign currency translation because of volatility in foreign exchange rates. Therefore, we are unable to provide a reconciliation to our forward-looking guidance for non-GAAP Adjusted EBITDA without unreasonable effort as certain information necessary to calculate such measure on an IFRS basis is unavailable, dependent on future events outside of our control and cannot be predicted without unreasonable efforts by the Company.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.1723 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the Euro on September 30, 2020.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Notes	9/30/2020	12/31/2019 (1) (2)

		(€ in thousands)

Current assets		29,182	31,513
Cash and cash equivalents	7	5,975	4,368
Financial assets	7	2,922	7,408
Trade receivables	7	4,630	5,915
Inventories	4	13,999	12,459
Income tax receivables		30	39
Other assets		1,626	1,324

Non-current assets		28,952	31,052
Financial assets (2)	7	2,765	2,279
Intangible assets		1,199	1,356
Property, plant and equipment	5	24,919	27,343
Investments in joint venture		27	30
Other assets		42	44

Total assets		58,134	62,565

	Notes	9/30/2020	12/31/2019 (1) (2)

Current liabilities		9,093	18,855
Trade payables	7	2,095	2,797
Contract liabilities		4,782	2,623
Financial liabilities	7	1,021	11,290
Other liabilities and provisions	6	1,195	2,145

Non-current liabilities		25,878	10,192
Deferred tax liabilities (2)		331	142
Financial liabilities (2)	7	25,542	9,866
Other liabilities and provisions	6	5	184

Equity		23,163	33,518
Subscribed capital		4,836	4,836
Capital reserves		88,580	88,077
Accumulated deficit (1) (2)		(71,761)	(60,124)
Accumulated other comprehensive income (1)		1,643	742
Equity attributable to the owners of the company		23,298	33,531
Non controlling interest		(135)	(13)
Total equity and liabilities		58,134	62,565

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)Comparative figures for the year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2020	2019 (1) (2)	2020	2019 (1) (2)
		(€ in thousands except share and share data)

Revenues	9, 10	4,908	4,436	12,708	15,051
Cost of sales		(3,301)	(3,571)	(8,931)	(10,747)
Gross profit	9	1,607	865	3,777	4,304
Selling expenses		(1,295)	(1,687)	(4,136)	(5,125)
Administrative expenses		(1,477)	(1,567)	(4,694)	(4,591)
Research and development expenses		(1,482)	(1,888)	(4,737)	(5,295)
Other operating expenses		(590)	(36)	(1,958)	(422)
Other operating income		223	787	1,258	1,468
Thereof income (expense) from changes in impairment allowance included in other operating income (expense)		41	(129)	26	23
Operating loss		(3,014)	(3,526)	(10,490)	(9,661)
Finance expense (1) (2)	8	(1,005)	(325)	(1,692)	(934)
Finance income (1) (2)	8	77	184	573	447
Financial result	8	(928)	(141)	(1,119)	(487)
Loss before income taxes		(3,942)	(3,667)	(11,609)	(10,148)
Income tax expense (2)		(93)	(68)	(150)	(123)
Net loss		(4,035)	(3,735)	(11,759)	(10,271)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss (1)		89	(209)	901	(193)
Total comprehensive loss		(3,946)	(3,944)	(10,858)	(10,464)

Loss attributable to:
Owners of the Company		(3,955)	(3,668)	(11,637)	(10,105)
Non-controlling interests		(80)	(67)	(122)	(166)
		(4,035)	(3,735)	(11,759)	(10,271)

Total comprehensive loss attributable to:
Owners of the Company		(3,866)	(3,877)	(10,736)	(10,298)
Non-controlling interests		(80)	(67)	(122)	(166)
		(3,946)	(3,944)	(10,858)	(10,464)

Weighted average number of ordinary shares outstanding		4,836,000	4,836,000	4,836,000	4,836,000
Loss per share - basic/ diluted (EUR)		(0.82)	(0.76)	(2.41)	(2.09)

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)Comparative figures for the three and nine months ended September 30, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the three and nine months ended September 30, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2018 (1) (2) (3)	4,836	86,803	(46,410)	1,320	46,549	35	46,584
Loss for the period (1) (2)	--	--	(10,105)	--	(10,105)	(166)	(10,271)
Foreign currency translations	--	--	--	(193)	(193)	--	(193)
Equity-settled share-based payment	--	501	--	--	501	--	501
Share-based payment transaction with the non-controlling shareholder of a subsidiary	--	604	--	--	604	216	820
Balance at September 30, 2019 (1) (2)	4,836	87,908	(56,515)	1,127	37,356	85	37,441

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2019 (1) (2)	4,836	88,077	(60,124)	742	33,531	(13)	33,518
Loss for the period	--	--	(11,637)	--	(11,637)	(122)	(11,759)
Foreign currency translations	--	--	--	901	901	--	901
Equity-settled share-based payment	--	503	--	--	503	--	503
Balance at September 30, 2020	4,836	88,580	(71,761)	1,643	23,298	(135)	23,163

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)Comparative figures for the year ended December 31, 2018, the nine months ended September 30, 2019 and year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the year ended December 31, 2018, the nine months ended September 30, 2019 and year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

(3)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Form 20-F filed with the SEC on May 7, 2020, Part III, Item 18. Financial Statements, Note 3 of the consolidated financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30,
	2020	2019 (1) (2)
	(€ in thousands)

Cash Flow from operating activities

Loss for the period (1) (2)	(11,759)	(10,271)

Depreciation and amortization	2,657	3,200
Foreign currency exchange differences on loans to subsidiaries	1,217	(700)
Changes in financial assets due to fair value valuation	73	(162)
Share-based compensation expense	503	501
Change in impairment of trade receivables	(26)	(23)
Non-cash expense on financial liabilities	1,027	653
Change in fair value of derivative equity forward	(92)	(132)
Change in inventory allowance	(1)	(21)
Interest paid	199	254
Interest received	(86)	(86)
Loss on disposal of fixed assets	22	309
Other	209	107

Change in working capital	2	528
Trade and other receivables, inventories and current assets	(886)	75
Trade payables	(642)	(687)
Other liabilities, contract liabilities and provisions	1,059	1,176
Change in restricted cash	463	—
Income tax payable/receivables	8	(36)
Net cash used in operating activities	(6,055)	(5,843)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(182)	(1,133)
Proceeds from disposal of financial assets	4,962	7,973
Payments to acquire financial assets	(994)	(1,251)
Interest received	86	86
Others	--	5
Net cash from investing activities	3,872	5,680

Cash Flow from financing activities

Repayment of lease liabilities	(332)	(158)
Repayment of long-term debt	(664)	(846)
Proceeds from issuance of long-term debt	5,000	500
Interest paid	(199)	(254)
Net cash used in financing activities	3,805	(758)

Net increase (decrease) in cash and cash equivalents	1,622	(921)

Cash and cash equivalents at beginning of period	4,368	7,402
Changes to cash and cash equivalents due to foreign exchanges rates	(15)	92
Cash and cash equivalents at end of period	5,975	6,573

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)Comparative figures for the nine months ended September 30, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the nine months ended September 30, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

voxeljet AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our condensed consolidated interim financial statements include the accounts of voxeljet AG and its wholly-owned subsidiaries voxeljet America Inc., voxeljet UK Ltd. and voxeljet India Pvt. Ltd., as well as voxeljet China Co. Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company’, which is listed on the NASDAQ Capital Market (“NASDAQ”).

As previously disclosed, on August 18, 2020, the Company announced that it would voluntarily transfer the listing of its American Depositary Shares (“ADSs”) from the New York Stock Exchange (the “NYSE”) to the NASDAQ, effective August 28, 2020, after market close. voxeljet’s ADSs began trading as a NASDAQ-listed security at market open on August 31, 2020, and have continued to be listed under the ticker symbol “VJET.”

As previously disclosed, on July 31, 2020, the Company announced that it would change the ratio of its American Depositary Shares (“ADSs”) to ordinary shares from each ADS representing one-fifth (1/5) of one ordinary share (5:1) to each ADS representing one ordinary share (1:1). For ADS holders, the ratio change had the same effect as a 1 for 5 reverse ADS split. The ratio change became effective on August 14, 2020 (the “Effective Date”). On the Effective Date, each ADS holder was required to exchange every five (5) ADSs then held for one (1) new ADS (e.g., if a holder of ADSs previously held 50 ADSs, following the ratio change on the Effective Date, such holder helds 10 ADSs). Citibank, N.A., as depositary bank, has arranged for the exchange of the current ADSs for the new ones. There was no change to voxeljet’s underlying ordinary shares.

Our condensed consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34. Our condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto that are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019. The results of operations for the three months ended September 30, 2020, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2020.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after January 1, 2020.

Standard	Effective date	Descriptions
Others	01/2020	Amendments References to the Conceptual Framework in IFRS Standards 3
IFRS 3	01/2020	Amendment Definition of a business
IAS 1, IAS 8	01/2020	Amendment, Amendment Definition of material
IFRS 9, IAS 39, IFRS 7	01/2020	Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform
IFRS 16	06/2020	COVID-19 related rent concessions amendment to IFRS 16
IFRS 17	01/2021	Insurance Contracts
IAS 1	01/2022	Classifications of Liabilities as Current or Non-Current (Amendment to IAS 1)

The adoption of standards effective 01/2020 did not have a material impact on the interim financial statements as of and for the three and nine months ended September 30, 2020. The Company has not yet conclusively determined what impact the new standards, amendments or interpretations effective 01/2021 or later will have on its financial statements, but does not expect they will have a significant impact.

The interim financial statements as of and for the three and nine months ended September 30, 2020 and 2019 were authorized for issue by the Management Board on November 12, 2020.

Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

voxeljet has recognized continuous net losses during the nine months ended September 30, 2020, full year 2019, 2018 and 2017 amounting to kEUR 11,759, kEUR 13,978, kEUR 8,747 and kEUR 8,581, respectively. Additionally, voxeljet had negative cash flows from operating activities in the nine months ended September 30, 2020, full year 2019, 2018 and 2017 of kEUR 6,055, kEUR 6,819, kEUR 7,714 and kEUR 6,830, respectively, mainly due to continuous net losses.

Due to the global outbreak of a new strain of coronavirus, we have experienced and expect to continue to experience lower demand in both, our Systems and Services segment. Our clients have postponed and may continue to postpone larger investments and therefore, the demand for 3D printers may also decrease. In addition, the COVID-19 situation could cause further delays in installation of 3D printers at customers’ facilities, which could lead to postponed revenue recognition for those transactions. In the third quarter of 2020, we experienced a slight recovery of demand compared to the prior two quarters in 2020, but we are still not on the level before the global economic crisis as a consequence of COVID-19. Both a decrease in revenues as well as potential delays in the installations increase the risk and likelihood of lower cash inflows. Such risks have been evaluated by management and consequently have been considered in our liquidity forecast, which assumes our business plan is executed appropriately and sales track as expected. We update our liquidity forecast on an ongoing basis.

As we experience difficulty in generating sufficient cash flow to meet our obligations and sustain our operations, the COVID-19 situation raises material uncertainties that may cast substantial doubt about our ability to continue as a going concern. Further, material deviations from our forecasts could lead to a covenant breach in the future, which could result in an acceleration of our obligation to repay all amounts outstanding under those facilities.

Despite the ongoing losses, reduced cash flow and cash facilities, and the other negative financial conditions, management assumes that voxeljet will continue as a going concern, as the Company has been successful in drawing down kEUR 5,000 of the second tranche of the loan granted by the EIB under the Finance Contract in June 2020. This improved our liquidity significantly. Also, the financial covenants under the Finance Contract have been renegotiated to replace the Total Net Financial Debt to EBITDA ratio with a minimum cash/cash equivalents requirement. In addition, the restructuring of the voxeljet UK entity, which included consolidating 3D printing to serve all customers in Europe from the German service center has been finished. This helps to reduce overall costs and will lead to improved gross profit margins by realizing economies of scale in the German service center. Further, management initiated a restructuring program at the German entity during the fourth quarter of 2019. This program included the reduction of headcount mainly in the Systems segment in order to streamline the Company’s operations and optimize efficiency. This restructuring was successfully completed at the end of June 2020 and will provide further cost reductions.

Management is also taking steps to raise further funds which may include debt or equity financing. There can be no assurance that we will be able to raise further funds on terms favorable to us, if at all.

Based on our current liquidity and capital resources in combination with our current liquidity forecasts, as well as the implemented cost reduction program, management believes that the Company has the ability to meet its financial obligations for at least the next 12 months and therefore continues as a going concern. However, the matters described above give rise to material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern.

Impairment test

Non-financial assets are tested for impairment if there are indicators that the carrying amounts may not be recoverable. The Company considers the COVID-19 situation as such an indicator. Therefore, voxeljet performed an impairment test for the non-financial assets for the end of the reporting period. An impairment loss is recognized in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use. As individual assets do not generate largely independent cash flows, impairment testing is performed at the cash generating unit level. An individual fixed asset within a CGU cannot be written down below fair value less cost incurred to sell the individual asset. The impairment test, which we performed, did not lead to any write downs.

Amendment and recalculation

a) Amendment of classification of short-term investments

In the first quarter of 2020, we amended our classification of short-term investments included in current financial assets. Before the amendment, those short-term investments have been classified in the category at fair value through OCI (FVOCI).

The new classification shall be the category at fair value through profit and loss (FVTPL). Accordingly, prior periods have been revised, which leads to movements between profit and loss and other comprehensive income as the changes in fair value are now presented within finance income or expense.

b) Recalculation of performance participation interest related to the Finance Contract with the EIB

In the first quarter of 2020, we recalculated the performance participation interest related to the Finance Contract with the EIB, due to a mistake in the calculation logic. Accordingly, prior periods have been revised, which leads to adjustments in non current financial assets, deferred tax liabilities as well as equity.

c) Impacts of amendment and recalculation

Due to the amendments and recalculations, which are described above, the opening balance as of January 1, 2019 of non current financial assets as well as deferred tax liabilities have increased by kEUR 151 and kEUR 43 respectively. The opening balance as of January 1, 2019 of accumulated deficit increased by kEUR 10, whereas the opening balance of accumulated other comprehensive gain increased by kEUR 119. As a result, the loss for the nine months ended September 2019 decreased by kEUR 346.

As of September 30, 2019, non current financial assets as well as deferred tax liabilities have increased by kEUR 370 and kEUR 104, respectively. For the period ending September 30, 2019 the balance of accumulated deficit decreased by kEUR 336, whereas the balance of accumulated other comprehensive gain decreased by kEUR 69.

As a result, the loss for the three months ended September 2019 was decreased by kEUR 178 whereas net changes in fair value of debt investments at FVOCI was reduced by kEUR 48. For the nine month ended September 2019 the loss was reduced by kEUR 346 whereas net changes in fair value of debt investments at FVOCI was reduced by kEUR 188.

As of December 31, 2019, non current financial assets as well as deferred tax liabilities have increased by kEUR 260 and kEUR 73, respectively. As of December 31, 2019 the balance of accumulated deficit decreased by kEUR 243 whereas the balance of accumulated other comprehensive gain was reduced by kEUR 56.

The Company has evaluated the effect of these amendments, both qualitatively and quantitatively, and concluded that the change did not have a material impact on, nor require amendment of, any previously filed financial statements. Affected financial statement line items for prior periods are appended with a footnote.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2019, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission. These policies have been applied to all financial periods presented.

Government grants

Government grants in connection with government assistance to help businesses to mitigate adverse impacts from the COVID-19 global pandemic are recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate, provided that the entity complies with the conditions for the funding.

Short-term investments

In the first quarter of 2020, we amended our classification of short-term investments included in current financial assets. Before the amendment, those short-term investments have been classified in the category at fair value through OCI (FVOCI). For further information, see Note 1.

3. Share based payment arrangements

On April 7, 2017, voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000. On April 7, 2017 279,000 options (75%, Tranche 1) were granted. On April 12, 2018 93,000 options (25%, Tranche 2) were granted.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) which both conditions must be met.

The fair value of the employee share option plan has been measured for Tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

	Tranche 1	Tranche 2

Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As at September 30, 2020 no options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of the options at September 30, 2020 amounts to 6.8 years (September 30, 2019: 7.8 years).

The expenses recognized in the profit and loss statement in relation to the share-based payment arrangements amounted to kEUR 169 in the three months and kEUR 501 in the nine months ended September 30, 2020. (Three months and nine months ended September 30, 2019: kEUR 169 and kEUR 501, respectively).

4. Inventories

	9/30/2020	12/31/2019

	(€ in thousands)
Raw materials and merchandise	3,947	4,109
Work in progress	10,052	8,350
Total	13,999	12,459

5. Property, plant and equipment, net

	9/30/2020	12/31/2019

	(€ in thousands)
Land, buildings and leasehold improvements	19,081	20,045
Plant and machinery	4,516	5,779
Other facilities, factory and office equipment	1,264	1,459
Assets under construction and prepayments made	58	60
Total	24,919	27,343
Thereof pledged assets of Property, Plant and Equipment	13,362	6,618

In March 2020, voxeljet registered a first rank land charge amounting to kEUR 10,000 on its land and facility located in Friedberg, Germany as collateral in favor of the European Investment Bank (“EIB”) related to the loan, entered into with the EIB under the Finance Contract, dated November 9, 2017.

6. Other liabilities and provisions

	9/30/2020	12/31/2019

	(€ in thousands)
Liabilities from payroll	279	301
Accruals for vacation and overtime	228	190
Employee bonus	211	397
Accruals for compensation of Supervisory board	135	180
Accrual for warranty	73	241
Accruals for licenses	48	62
Accruals for education and training	47	—
Accruals for commissions	37	38
Liabilities from VAT	30	32
Accruals for wage continuation	26	—
Accruals for employer's liability insurance coverage	15	16
Customers with a credit balance	13	8
Accrual for restructuring	2	604
Security deposit	—	178
Others	56	82
Total	1,200	2,329

7. Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. In addition, for the current year the fair value disclosure of lease liabilities is not required.

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
9/30/2020			cost	cost	amount	Level 1	Level 2	Level 3	Total

Current assets

Cash and cash equivalents	--	--	5,975	--	5,975	--	--	--	--

Financial assets	2,922	--	—	--	2,922	2,922	--	--	2,922
Bond funds	922	--	--	--	922	922	--	--	922
Bond funds (restricted)	2,000	--	--	--	2,000	2,000	--	--	2,000

Trade receivables, net	--	--	4,630	--	4,630	--	--	--	--

Non-current assets

Financial assets	2,760	5	--	--	2,765	--	2,760	5	2,765
Derivative financial instruments	2,760	--	--	--	2,760	--	2,760	--	2,760
Equity securities	--	5	--	--	5	--	--	5	5

Current liabilities

Trade payables	--	--	--	2,095	2,095	--	--	--	--

Financial liabilities	--	--	--	700	1,021	--	--	1,151	1,151
Long-term debt	--	--	--	700	700	--	--	1,151	1,151
Lease liability	--	--	--	na	321	--	--	--	--

Non-current liabilities

Financial liabilities	394	--	--	22,175	25,542	--	394	24,730	25,124
Derivative financial instruments	394	--	--	--	394	--	394	--	394
Long-term debt	--	--	--	22,175	22,175	--	--	24,730	24,730
Lease liability	--	--	--	na	2,973	--	--	--	--

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
12/31/2019			cost	cost	amount	Level 1	Level 2	Level 3	Total

Current assets

Cash and cash equivalents	--	--	4,368	--	4,368	--	--	--	--

Financial assets	6,945	--	463	--	7,408	6,945	--	--	6,945
Bond funds (1)	3,667	--	--	--	3,667	3,667	--	--	3,667
Bond funds (restricted) (1)	2,000	--	--	--	2,000	2,000	--	--	2,000
Note receivable (1)	1,278	--	--	--	1,278	1,278	--	--	1,278
Restricted Cash	--	--	463	--	463	--	--	--	--

Trade receivables, net	--	--	5,915	--	5,915	--	--	--	--

Non-current assets

Financial assets	2,274	--	--	--	2,279	--	2,014	5	2,019
Derivative financial instruments (2)	2,274	--	--	--	2,274	--	2,014	--	2,014
Equity securities	--	5	--	--	5	--	--	5	5

Current liabilities

Trade payables	--	--	--	2,797	2,797	--	--	--	--

Financial liabilities	--	--	--	10,864	11,290	--	--	10,858	10,858
Long-term debt (2) (3)	--	--	--	10,864	10,864	--	--	10,858	10,858
Lease liability	--	--	--	na	426	--	--	--	--

Non-current liabilities

Financial liabilities	--	--	--	6,682	9,866	--	--	6,148	6,148
Long-term debt (2) (3)	--	--	--	6,682	6,682	--	--	6,148	6,148
Lease liability	--	--	--	na	3,184	--	--	--	--

(1)Comparative figures for the year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

(3)Previously presented under level 2.

The valuation techniques used to value financial instruments include the use of quoted market prices or dealer quotes for similar instruments as well as discounted cash flow analysis.

The fair value of the Company’s investments in the bond funds and note receivable was determined based on the quoted unit prices received by the fund management company.

The fair value of the derivative financial instruments that are not traded in an active market is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. The fair values have been determined based on share prices and the discount rates used were adjusted for counterparty or own credit risk.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves, considering the credit risk of voxeljet.

Due to their short maturity and the current low level of interest rates, the carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, credit lines and bank overdrafts approximate fair value.

The group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

In September 2020, there were no transfers of financial instruments measured at fair value between level 1 and level 2.

8. Financial result

	Three months ended September 30,
	2020	2019

	(€ in thousands)
Interest expense	(1,005)	(325)
Interest expense on lease liability	(36)	(50)
Long-term debt	(486)	(254)
Expense from revaluation of derivative financial instruments	(481)	--
Other	(2)	(21)
Interest income	77	184
Payout of bond funds	29	44
Income from revaluation of derivative financial instruments (2)	--	74
Fair value valuation of financial assets (1)	47	63
Other	1	3
Financial result	(928)	(141)

	Nine months ended September 30,
	2020	2019

	(€ in thousands)
Interest expense	(1,692)	(934)
Interest expense on lease liability	(127)	(145)
Long-term debt (2)	(1,094)	(745)
Expense from revaluation of derivative financial instruments	(394)	--
Fair value valuation of financial assets (1)	(73)	--
Other	(4)	(44)
Interest income	573	447
Payout of bond funds	74	115
Income from revaluation of derivative financial instruments (2)	486	133
Fair value valuation of financial assets (1)	--	188
Other	13	11
Financial result	(1,119)	(487)

(1)Comparative figures for the three and nine months ended September 30, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the three and nine months ended September 30, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

9. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended September 30,
	2020				2019
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	2,836	2,222	(150)	4,908	1,966	2,800	(330)	4,436
third party	2,686	2,222		4,908	1,636	2,800	--	4,436
intra-segment	150	--	(150)	—	330	--	(330)	—
Cost of sales	(1,626)	(1,675)		(3,301)	(1,279)	(2,292)		(3,571)
Gross profit	1,060	547		1,607	357	508		865
Gross profit in %	39.5%	24.6%		32.7%	21.8%	18.1%		19.5%
Operating Expenses				(4,254)				(5,142)
Other operating expenses				(590)				(36)
Other operating income				223				787
Operating loss				(3,014)				(3,526)
Finance expense (1) (2)				(1,005)				(325)
Finance income (1) (2)				77				184
Financial result				(928)				(141)
Loss before income taxes				(3,942)				(3,667)
Income tax income (expense) (2)				(93)				(68)
Net loss				(4,035)				(3,735)

	Nine months ended September 30,
	2020				2019
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	6,437	6,846	(575)	12,708	6,777	8,871	(597)	15,051
third party	5,862	6,846	--	12,708	6,180	8,871	--	15,051
intra-segment	575	--	(575)	—	597	--	(597)	—
Cost of sales	(3,822)	(5,109)		(8,931)	(4,463)	(6,284)		(10,747)
Gross profit	2,040	1,737		3,777	1,717	2,587		4,304
Gross profit in %	34.8%	25.4%		29.7%	27.8%	29.2%		28.6%
Operating Expenses				(13,567)				(15,011)
Other operating expenses				(1,958)				(422)
Other operating income				1,258				1,468
Operating loss				(10,490)				(9,661)
Finance expense (1) (2)				(1,692)				(934)
Finance income (1) (2)				573				447
Financial result				(1,119)				(487)
Loss before income taxes				(11,609)				(10,148)
Income tax income (expense) (2)				(150)				(123)
Net loss				(11,759)				(10,271)

(1)Comparative figures for the three and nine months ended September 30, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the three and nine months ended September 30, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

10. Revenues

	Three months ended September 30,
	2020	2019	2020	2019

	SYSTEMS		SERVICES

	(€ in thousands)
Primary geographical markets
EMEA	1,025	946	1,364	1,639
Asia Pacific	309	221	223	212
Americas	1,352	469	635	949
	2,686	1,636	2,222	2,800

Timing of revenue recognition
Products transferred at a point in time	2,392	1,235	2,222	2,800
Products and services transferred over time	294	401	--	--
Revenue from contracts with customers	2,686	1,636	2,222	2,800

	Nine months ended September 30,
	2020	2019	2020	2019

	SYSTEMS		SERVICES

	(€ in thousands)
Primary geographical markets
EMEA	3,290	2,782	4,190	5,119
Asia Pacific	704	1,151	683	712
Americas	1,868	2,247	1,973	3,040
	5,862	6,180	6,846	8,871

Timing of revenue recognition
Products transferred at a point in time	5,074	5,360	6,846	8,871
Products and services transferred over time	788	820	--	--
Revenue from contracts with customers	5,862	6,180	6,846	8,871

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

	(€ in thousands)
EMEA	2,389	2,585	7,480	7,901
Germany	834	1,231	3,644	3,606
France	189	399	686	1,039
Switzerland	102	54	195	494
Great Britain	205	270	765	980
Others	1,059	631	2,190	1,782
Asia Pacific	532	433	1,387	1,863
China	326	242	816	734
South Korea	160	134	428	481
Others	46	57	143	648
Americas	1,987	1,418	3,841	5,287
United States	1,981	1,289	3,722	5,096
Others	6	129	119	191
Total	4,908	4,436	12,708	15,051

11. Commitments, contingent assets and liabilities

In March 2018, ExOne GmbH, a subsidiary of ExOne, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter.

In connection with the enforcement of voxeljet’s intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company’s or a third-party’s intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

12. Related party transactions

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003 - Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999 - Current
Andreas Schmid Logistik AG, Gersthofen	Supplier	05/01/2017 - Current
Suzhou Meimai Fast Manufacturing Technology Co., Ltd, Suzhou	Minority shareholder of voxeljet China, Customer	04/11/2016 - Current
DSCS Digital Supply Chain Solutions GmbH, Gersthofen	Customer	05/11/2017 - Current
Michele Neuber	Employee	07/01/2019 - Current

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 2, in each, the nine months ended September 30, 2020 as well as the nine months ended September 30, 2019.

Furthermore, voxeljet acquired goods amounting to kEUR 0 and kEUR 0 in the nine months ended September 30, 2020 and 2019, respectively from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

In addition, voxeljet received logistics services amounting to kEUR 25 and kEUR 43 in the nine months ended September 30, 2020 and 2019, respectively from ‘Andreas Schmid Logistik’, where the member of our supervisory board Dr. Stefan Söhn serves as the Chief Financial Officer.

Moreover, voxeljet received orders amounting to kEUR 19 and kEUR 136 in the nine months ended September 30, 2020 and 2019, respectively from ‘Suzhou Meimai Fast Manufacturing Technology Co., Ltd., which is our minority shareholder for voxeljet China.

Further, voxeljet received orders amounting to kEUR 0 and kEUR 11 in the in the nine months ended September 30, 2020 and 2019, respectively from ‘DSCS Digital Supply Chain Solutions GmbH’, which is an associated company where we own 33.3%.

In addition, voxeljet employed Michele Neuber as an intern, the son of Volker Neuber, who is member of our supervisory board since July 2020. He received a salary of kEUR 1 and kEUR 1 in the nine months ended September 30, 2020 and 2019, respectively.

All related party transactions, voxeljet entered into, were made on an arm’s length basis.

13. Subsequent events

By resolution of its supervisory board dated November 12, 2020, the current members of the Company’s management board, Dr. Ingo Ederer and Rudolf Franz, were reappointed as members of the management board for a new three year term from July 1, 2021 until June 30, 2024. Dr. Ingo Ederer and Rudolf Franz have each accepted such new appointment.

Following the reappointment of Dr. Ingo Ederer and Rudolf Franz as members of the management board, each of Dr. Ingo Ederer and Rudolf Franz entered into a new three year service agreement effective as of July 1, 2021. The current service agreements will expire at the end of their current term of office on June 30, 2021.

The main terms of the service agreements are summarized below. The terms of the service agreements of Dr. Ingo Ederer and Rudolf Franz are identical with only a few deviating provisions regarding the company car and social security payments.

Each service agreement can be terminated prior to June 30, 2024 only, (i) by the member of the management board exercising a special termination right (Sonderkündigungsrecht) in case of a change of control of voxeljet (as defined in the service agreement), if and to the extend such change of control leads to a material change of the position of the member of the management board, if (ii) the member of the management board is terminated by the Company for cause or if (iii) the member of the management board terminates the service agreement for cause.

If a member of the management board terminates the service agreement exercising the special termination right (Sonderkündigungsrecht) in case of a change of control, the member of the management board is entitled to a compensation payment. Such compensation payment consists of the sum of 50% of the total remuneration payable to the member of the management board over the outstanding full term of the service agreement (fixed plus variable remuneration assuming the full achievement of all bonus targets) and a lump sum payment amounting to two annual fixed salaries. The compensation payment is capped at the amount of EUR 1,425,000.

Under German law, a contract can be terminated for cause only in exceptional circumstances (i.e., if the continuation of the contractual relationship is unacceptable for the terminating party). Termination for cause generally requires that a party repeatedly and severely breaches its contractual duties. To the extent the employment terminates during a business year, the member of the management board is entitled to a pro rata portion of the bonus that reflects the percentage of the year that the member of the management board worked for the Company.

Furthermore, each service agreement contains a covenant pursuant to which each member of the management board has agreed not to compete with the Company for a period of two years after the termination of the service agreement. Under German law, a non-compete covenant is only valid if the employee is compensated during the term of the non-compete obligation. As compensation for the non-compete covenant, each member of the management board will receive 100% of his fixed salary (but in no event less than 50% of the total compensation received in the preceding year) for the entire two year term of the non-compete covenant. If the service agreement of a member of the management board is terminated for cause, the Company is not obligated to pay the compensation for the non-compete covenant, so long as the Company provides the member of the management board with a written statement disclaiming the Company’s obligation to pay this compensation within one month after the termination.

The new service agreements provide for an annual fixed compensation (base salary), an annual performance award (annual bonus) with a target of up to 30% of the yearly base salary, as well as a long-term performance award for a three-business-year period (long-term bonus) with a target of up to 100% of the yearly base salary. The performance targets of the annual and long-term bonuses are a mixture of certain financial and non-financial targets, such as revenue, profitability and liquidity targets as well as personal goals. In addition to the fixed and variable remuneration components, each member of the management board is entitled to additional benefits (including company car arrangements, mobile phone, accident and director and officer liability insurance) and reimbursement of necessary and reasonable expenses. In addition, the supervisory board can grant stock options to the members of the management board on the basis of a stock option plan.

Based on the aforementioned fixed and variable bonus payments and the perquisites related to company car, each of Dr. Ederer and Mr. Franz would be entitled to a maximum compensation of up to EUR 491,400 per year of the agreement.

The foregoing description of the service agreements is qualified in its entirety by reference to the full text of each of Dr. Ingo Ederer’s and Rudolf Franz’s service agreement, copies of which are attached hereto as Exhibit 10.1 and 10.2, respectively, and incorporated herein by reference.